Exhibit 99.1

Silynxcom Unveils Groundbreaking Headset for Military Dogs, Offering Unparalleled Protection and Communication

Netanya, Israel, Feb. 29, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, is proud to announce that it has developed an innovative new product designed for dogs in militaries. The cutting-edge headset, having been the subject of the Company’s extensive research and engineered based on the Company’s expertise in communication technology, is designed to offer robust protection for and to enable seamless command transmission via radio directly to military dogs.

This unique headset represents a significant leap forward in canine military gear, providing the dual benefits of safeguarding hearing and facilitating immediate and clear communication from handlers. The device is crafted to fit comfortably on dogs’ heads, ensuring that they are fully protected during missions without hindering mobility or their senses.

The headset has undergone comprehensive testing to ensure durability, comfort, and functionality under various conditions. These successful tests have paved the way for the next phase of evaluation, where the headset will be tested by one of the largest national armies. This collaboration highlights the trust and confidence in Silynxcom’s technology and its potential to revolutionize the way military dogs are equipped for their crucial roles.

“We are incredibly excited to introduce this revolutionary headset to the market,” said Nir Klein, Chief Executive Officer of Silynxcom. “Our team has worked tirelessly to develop a product that meets the needs of military four-legged heroes, offering them protection while enhancing communication with their handlers. This development reflects our deep respect and appreciation for these courageous animals.”

About Silynxcom Ltd.

For over a decade, the Company been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company’s headset devices are compatible and easily integrate with various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units around the globe. The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company uses forward-looking statements when it discusses that its headset for military dogs is groundbreaking and offers unparalleled protection and communication, the design benefits of its headset for military dogs, that these headsets will be tested in a proof-of-concept collaboration with a military, highlighting trust and confidence in the Company’s products, and that this headset can potentially revolutionize the way military dogs are equipped for their roles. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC on January 11, 2024. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact:

Silynxcom Ltd.

ir@silynxcom.com